

November 8, 2013

Via E-mail
J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

      Re: **GameStop Corp.**
                Form 10-K for the year ended February 2, 2013
                Filed April 3, 2013
                File No. 001-32637

Dear Mr. Raines:

We have reviewed your response dated October 23, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended February 2, 2013

Consolidated Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-9

Loyalty Expenses, page F-13

1. We note your response to comment 1 from our letter dated October 2, 2013 and are still unclear why you classify the costs of your loyalty program as selling, general and administrative expenses. Considering the cost of inventory is typically relieved through costs of sales, tell us why it is appropriate to classify the cost of free or discounted products earned by your customers outside of cost of sales.

You may contact Lisa Sellars, Staff accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief